July 21, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE: Grove Collaborative Holdings, Inc.

              Registration Statement on Form S-1

              File No. 333-266197

To Whom It May Concern:

Reference is made to the Registration Statement on Form S-1 (File No. 333-266197) filed by Grove Collaborative Holdings, Inc. (the “Company”) with the Securities and Exchange Commission on July 18, 2022 (the “Registration Statement”). Pursuant to Rule 473(a) of the Securities Act of 1933, as amended, the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement:

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The Company requests that the Staff contact Martin A. Wellington at mwellington@sidley.com or (650) 565-7123 with any questions or comments.

GROVE COLLABORATIVE HOLDINGS, INC.

/s/ Delida Costin
Delida Costin
Chief Legal and People Officer